Mail Stop 3561

August 30, 2007

Neil S. Fiske, Chief Executive Officer
Eddie Bauer Holdings, Inc.
15010 NE 36th Street
Redmond, Washington 98052

> **Re:**   **Eddie Bauer Holdings, Inc. and co-registrants**
> **Amendment No. 1 to the Registration Statement on Form S-3**
> **Filed August 17, 2007**
> **File Nos. 333-144385 and -01 through -06**

Dear Mr. Fiske:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Exhibit 5.1

1. In the second-to-last paragraph of the legal opinion, counsel disclaims any obligation to make any inquiry or advise you of any changes in any matter included in the opinion "after the date hereof." Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, please have counsel revise the opinion to eliminate this limitation.

*   *   *   *   *   *

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Neil S. Fiske
Eddie Bauer Holdings, Inc.
August 30, 2007
Page 2

      Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

                                    Sincerely,

                                    H. Christopher Owings
                                    Assistant Director

cc: Zachary N. Wittenburg, Esq.
         Akin Gump Strauss Hauer & Feld LLP
         Via Facsimile